FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 1, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for August 1, 2007 and incorporated by reference herein is the Registrant’s immediate report dated August 1, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: August 1, 2007

BLUEPHOENIX SOLUTIONS ANNOUNCES SIGNING OF LETTER OF INTENT FOR
ACQUISITION OF ASNA

Acquisition Expands BluePhoenix's Addressable Market Size by an Estimated
$5 Billion over Next Fifteen Years with a Focus on Midrange Computing Market

Herzlia, Israel – August 1, 2007 – BluePhoenix Solutions Ltd. (NASDAQ: BPHX), a leading provider of value driven modernization solutions for legacy information systems, today announced the signing of a letter of intent (LOI) for the strategic acquisition, by way of merger, of Amalgamated Software North America Inc. (ASNA), a private company based in San Antonio, Texas. The consideration to be paid is $9.5 million in cash at closing. BluePhoenix will fund the acquisition from its available cash.

BluePhoenix will also pay an earn-out to ASNA shareholders if certain profit targets are achieved by ASNA. The additional consideration will be calculated incrementally based on a multiple of between 6.5x to 8x of ASNA’s average net profit in the years 2008 and 2009, provided that the average annual net profit during these two years exceeds $1.5 million. The completion of the acquisition is subject to BluePhoenix’s due-diligence of ASNA and the execution of definitive agreements.

ASNA has been developing visual programming and systems software for the midrange community since 1982. ASNA Monarch is a fully integrated solution for transforming RPG applications to the Microsoft .NET platform. ASNA is a Microsoft Gold Certified Partner, a Microsoft Visual Studio Industry Partner, an IBM Tools Network Partner, and an Advanced Tier Member of IBM’s PartnerWorld for Developers.

“We are extremely excited to have the ASNA team join forces with BluePhoenix to expand our modernization offering to enterprises running legacy applications on the IBM AS/400, iSeries and System i,” said Arik Kilman, CEO of BluePhoenix. “There are hundreds of thousands of these systems around the globe and a multitude of companies who are facing the mounting challenge of modernizing their RPG-based applications.”

“We look forward to providing these enterprises both the software tools and services needed to successfully tackle these challenges,” concluded Kilman. “The ASNA acquisition expands our addressable market size by an estimated $5 billion over the next fifteen years, in software sales and services. It is accretive, and will contribute nicely to our bottom line.”

About BluePhoenix Solutions (www.bphx.com)

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Varda Sagiv	Paul Holm
Chief Financial Officer	H.L. Lanzet
BluePhoenix Solutions	+1212-888-4570
+972 9-9526-110	paulmholm@gmail.com
vsagiv@bphx.com